

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2023

Evan Loh, M.D.
Chief Executive Officer
Paratek Pharmaceuticals, Inc.
75 Park Plaza
Boston, MA 02116

      Re: Paratek Pharmaceuticals, Inc.
          Registration Statement on Form S-3
          Filed May 9, 2023
          File No. 333-271780

Dear Evan Loh, M.D.:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Doris Stacey Gama at 202-551-3188 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Thomas J. Danielski, Esq.